EXHIBIT 99.1

Statoil ASA: Allocation of Dividend Shares to primary insiders

Reference is made to the announcement by Statoil ASA (the "Company", OSE: STL, NYSE: STO) on 14 December 2017 regarding the participation by the primary insiders in the dividend issues under the scrip dividend programme for second quarter 2017.

Details on allocation of the Dividend Shares for the third quarter 2017 are set forth in the overview below.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Name	Title	Dividend Shares allocated to primary insider	Dividend Shares allocated to close associate(s)	New shareholding primary insider	New shareholding close associate(s)	Total shareholding
Agerup, Wenche	Member of the board of directors	27		2,677		2,677
Bacher, Lars Christian	Executive vice president	251		24,651		24,651
Di Valerio, Ingrid E.	Member of the board of directors	49		4,870		4,870
Dodson, Timothy	Executive vice president	365		35,871		35,871
Gjærum, Reidar	Senior vice president	336	4	33,011	445	33,456
Hegge, Hans Jakob	Chief Financial Officer	299	43	29,370	4,277	33,647
Hika, Gemetchu	Company secretary	17		1,674		1,674
Hovden, Magne	Senior vice president	193		19,021		19,021
Klouman, Hans Henrik	Senior vice president	363		35,701		35,701
Knight, John	Executive vice president	926		113,469		113,469
Kvelvane, Ørjan	Senior vice president	64		6,313		6,313
Labråten, Per Martin	Member of the board of director	15		1,531		1,531
Lægreid, Stig	Member of the board of directors	20		1,995		1,995
Nilsson, Jannicke	Chief Operating Officer	232		22,793	17,077	39,870
Nylund, Arne Sigve	Executive vice president	137		13,491		13,491
Reinhardsen, Jon Erik	Chair of the board of Directors	26		2,584		2,584
Reitan, Torgrim	Executive vice president	368		36,152	1,574	37,726
Rummelhoff, Irene	Executive vice president	261		25,649	407	26,056
Skeie, Svein	Senior vice president	242	64	23,787	6,325	30,112
Sætre, Eldar	President and Chief Executive Officer	594		58,377		58,377
Torstensen, Siv Helen	Vice president	53	16	5,286	1,596	6,882
Økland, Jens	Executive vice president	181		17,838		17,838
Øvrum, Margareth	Executive vice president	511	81	50,244	8,003	58,247